

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2008

By U.S. mail and facsimile to (847) 439-0737

Mr. James M. Froisland
Senior Vice President, Chief Financial Officer, Chief Information Officer and
Corporate Secretary
Material Sciences Corporation
2200 East Pratt Boulevard
Elk Grove Village, IL 60007

      RE: Material Sciences Corporation
               Form 10-K for the fiscal year ended February 28, 2007
               Filed May 11, 2007

               File No. 1-8803

Dear Mr. Froisland:

We have completed our review of your Form 10-K and related filings and have no further
comments at this time.

                    Sincerely,

                    Terence O'Brien
                    Branch Chief